Exhibit 21 Subsidiaries

CANANDAIGUA NATIONAL CORPORATION

Name of Subsidiary	State of Incorporation

The Canandaigua National Bank and Trust Company	New York

Home Town Funding, Inc. d/b/a CNB Mortgage Company	New York

Greater Funding of New York d/b/a Greater Funding, The Mortgage Company	New York

Canandaigua National Statutory Trust I	Connecticut

Canandaigua National Statutory Trust II	Delaware